Exhibit 10.1

THE SYMBOL “[*]” DENOTES PLACES WHERE CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH (i) NOT MATERIAL AND (ii) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE COMPANY IF PUBLICLY DISCLOSED

ASSET PURCHASE AND CONTRIBUTION AGREEMENT BY AND AMONG
YAPSTONE, INC.,

PRIORITY REAL ESTATE TECHNOLOGY, LLC, AND PRIORITY TECHNOLOGY HOLDINGS, INC.
DATED MARCH 22, 2019

Table of Contents
Page

ARTICLE I    DEFINITIONS; CONSTRUCTION    1

1.1	Defined Terms 1

1.2	Additional Defined Terms 6

1.3	Construction 8

1.4	Exhibits and the Seller Disclosure Schedule 8

1.5	Knowledge 8
ARTICLE II    SALE AND CONTRIBUTION OF ASSETS AND ASSUMPTION
OF LIABILITIES    9

2.1	Sale and Contribution of Assets 9

2.2	Assets Defined 9

2.3	Excluded Assets 9

2.4	Assumption of Liabilities 11

2.5	Excluded Liabilities 11

2.6	Consents of Third Parties 11

2.7	Bulk Sales 12

2.8	Wrong Pocket 12

2.9	Withholding 12
ARTICLE III    PURCHASE PRICE AND CLOSING    13

3.1	Purchase Price; Delivery of Funds; Contribution 13

3.2	Allocation of Purchase Price and Contribution 14

3.3	Closing; Closing Deliverables 14
ARTICLE IV    REPRESENTATIONS AND WARRANTIES OF SELLER    16

4.1	Due Organization, Good Standing 16

4.2	Authorization; Noncontravention 16

4.3	Consents and Approvals 17

4.4	Financial Statements 17

4.5	Absence of Certain Changes 17

4.6	Title to Assets 18

4.7	Contracts 18

4.8	Litigation 19

4.9	Tax Matters 19

4.10	Compliance with Laws 20

4.11	Sufficiency of Assets 21

4.12	Open Source Software 21

4.13	Finders; Brokers 21

4.14	Exclusivity of Representations 21
ARTICLE V    REPRESENTATIONS AND WARRANTIES OF PURCHASER    21

5.1	Due Organization, Good Standing and Power of Purchaser 21

5.2	Authorization; Noncontravention 21

5.3	Consents and Approvals 22

Table of Contents (continued)
Page

5.4	Finders; Brokers 22

5.5	Availability of Funds; Solvency 22

5.6	Capitalization 22

5.7	Compliance with Laws 23

5.8	Title to Assets 23

5.9	Litigation 23

5.10	Financial Statements 23

5.11	Tax Matters 23

5.12	Certain Transactions 24

5.13	Exclusivity of Representations 24
ARTICLE VI    COVENANTS    24

6.1	Confidentiality 24

6.2	Public Announcements 25

6.3	Post-Closing Access to Records; Reporting Obligations; Personnel; Litigation Support 25

6.4	Tax Matters 26

6.5	Domain Names 26

6.6	Parent Guarantee of Purchaser Indemnification Obligations 27

6.7	Further Assurances 27
ARTICLE VII    SURVIVAL; INDEMNIFICATION    28

7.1	Survival of Representations and Warranties 28

7.2	Indemnification by Seller 28

7.3	Indemnification by Purchaser 28

7.4	Limitation on Indemnification 29

7.5	Losses Net of Insurance, etc 29

7.6	Indemnification Procedure 30

7.7	Third-Party Claims. 30

7.8	Tax Treatment of Indemnities 32

7.9	Offset 32

7.10	Materiality Scrape 32

7.11	Exclusive Remedies 32
ARTICLE VIII    MISCELLANEOUS    32

8.1	Expenses 32

8.2	Extension; Waiver 32

8.3	Notices 33

8.4	Entire Agreement 33

8.5	Binding Effect; Benefit; Assignment 34

8.6	Amendment and Modification 34

8.7	Counterparts 34
8.8    Applicable Law; Submission to Jurisdiction; Consent to Service of Process .34 8.9    Severability    35

8.10	Specific Enforcement 35

Table of Contents (continued)
Page

8.11	Waiver of Jury Trial 35

8.12	Rules of Construction 35

8.13	Non-Recourse 35

8.14	Time of Essence 35

ASSET PURCHASE AND CONTRIBUTION AGREEMENT

This ASSET PURCHASE AND CONTRIBUTION AGREEMENT (this “Agreement”) is made and entered into as of March 22, 2019 by and among YapStone, Inc., a Delaware corporation (“Seller”), Priority Real Estate Technology, LLC, a Delaware limited liability company (“Purchaser”) and, solely for purposes of Section 6.6, Section 8.5, Section 8.8, Section 8.11 and Section 8.12, Priority Technology Holdings, Inc., a Delaware corporation (“Parent”). Capitalized terms used herein not otherwise defined have the meanings ascribed to them in Section 1.1.

W I T N E S S E T H:

WHEREAS, among other lines of business, Seller is engaged in the RentPayment, DuesPayment and StorageRentPayment businesses, through which Seller facilitates acceptance of electronic payments via credit cards, debit cards, and prepaid cards, including providing payment authorization, clearing and settlement services and providing certain other value-added services (including fraud monitoring, detection and mitigation, and other management services) in connection with Seller’s “RentPayment,” “DuesPayment” and “StorageRentPayment” brands;

WHEREAS, Purchaser desires to purchase and, as applicable, acquire and accept from Seller, and Seller desires to sell and, as applicable, contribute, assign and deliver to Purchaser, on the terms and subject to the conditions of this Agreement, all of the Assets as set forth in this Agreement, in consideration for the Purchase Price and in exchange for the issuance by Purchaser to Seller of preferred equity in Purchaser (the “Contribution”), on the terms and subject to the conditions of this Agreement (the “Purchase”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, Purchaser and Seller desire to enter into, among others, (i) a services agreement (the “Services Agreement”), (ii) a license agreement (the “License Agreement”), pursuant to which, among other things, Seller will provide to Purchaser a license to use certain software and related documentation and certain Intellectual Property that has been used with respect to the Rent, Dues and Storage Activities and is referred to internally by Seller as the “RP Stack” (collectively, the “Software”), (iii) in connection with the Contribution, together with the other members of Purchaser, an amended and restated limited liability company agreement of Purchaser (the “Operating Agreement”), and (iv) an award agreement pursuant to which Seller will receive Class B Preferred Units (as defined in the Operating Agreement) of Purchaser (the “Award Agreement”).

NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I DEFINITIONS; CONSTRUCTION

1.1	Defined Terms. When used in this Agreement, the following terms shall have the respective meanings specified below:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.

“Ancillary Documents” means the Services Agreement and the License Agreement.

“Benefit Plan” means each plan, fund, program, agreement, arrangement, policy or scheme providing for employee benefits or for the remuneration, direct or indirect, of current or former employees, directors, managers, members, officers, consultants, independent contractors, contingent workers or leased employees or the spouses, beneficiaries or dependents of any of them (whether written or oral), including, without limitation, each deferred compensation, bonus, incentive compensation, pension, retirement, stock purchase, stock option and other equity compensation plan or program, each “welfare” plan (within the meaning of Section 3(1) of ERISA, determined without regard to whether such plan is subject to ERISA), each “pension” plan (within the meaning of Section 3(2) of ERISA, determined without regard to whether such plan is subject to ERISA), each employment, severance termination, health, vacation, paid time off, summer hours, supplemental unemployment benefit, long term disability, short term disability, life insurance, hospitalization insurance, medical, prescription, surgical, dental, legal, fringe benefit plan, fund, program, agreement, policy or arrangement, and each other employee benefit plan, fund, program, agreement, policy or arrangement, in each case that is sponsored, maintained or contributed to, or required to be contributed to, by Seller or an ERISA Affiliate.

“Business Day” means any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in New York, New York.

“Code” means the United States Internal Revenue Code of 1986, as amended, and the regulations and rulings promulgated and issued thereunder.

“Confidential Information” means all information, data, documents, reports, agreements, interpretations, forecasts and records (whether in oral or written form, electronically stored or otherwise) containing or otherwise reflecting material information concerning the Assets. The term “Confidential Information” shall not include information that (a) is or becomes generally available to the public, other than as a result of disclosure by Seller or its Representatives in violation of this Agreement, (b) becomes available to Seller or its Representatives after the date hereof from a Person other than Purchaser on a non- confidential basis, provided that such Person was not known by Seller or its Representatives to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, Purchaser with respect to such materials, (c) has appeared in Seller’s audited and unaudited financial statements prior to the date hereof, or that is required to appear in Seller’s financial statements in the future;
(d) has appeared as part of financial projections shared with third parties prior to the date hereof; (e) has been or will be required to be disclosed in order for Seller to timely comply with any of its present or future regulatory requirements, money transmitter obligation or money service business obligations in connection with Seller’s business or (f) was or is independently developed by Seller or its Representatives without use of any Confidential Information.

“Contract” means any note, bond, mortgage, indenture, guaranty, license, franchise, agreement, understanding, arrangement, contract, commitment, letter of intent, or other instrument or obligation, and any amendments thereto in each case that is legally binding.

“Domain Names” means internet web sites and internet domain names, including all related internet protocol addresses, and including common law and statutory rights therein and therefor, and further including goodwill relating thereto, registrations and renewals thereof, and applications for registration therefor.

“DuesPayment” means the business that Seller engages in to enable a homeowners’ association (“HOA”) to accept periodic dues payments from homeowner members of the HOA. Under a management contract between the HOA and each homeowner, the homeowner pays dues, in exchange for which the HOA manages the residential subdivision where the homeowner lives, providing a specified range of maintenance, security and other services. Under the applicable client services agreement between Seller and the HOA, the homeowner dues payments are processed and/or settled through Seller. Without limiting the generality of the foregoing, Seller currently provides the foregoing services via the DuesPayment.com website.

“Effective Date” means 11:59 p.m. EST on February 28, 2019.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any Person that, together with Seller, would be deemed a “single employer” within the meaning of Section 414 of the Code.

“ERISA Affiliate Plan” means each Benefit Plan sponsored or maintained or required to be sponsored or maintained at any time by any ERISA Affiliate, or to which such ERISA Affiliate makes or has made, or has had an obligation to make, contributions at any time.

“Files and Records” means files, documents, books and other records, including merchant lists; records generated from completed or active merchant transactions (including billing, payment and dispute histories, credit information and similar data but excluding any personal confidential information of any user of Seller’s platform); business, financial records and correspondence with merchants; data; process instructions; statistics, and other technical and financial information of Seller, in each case, to the extent relating to the Assets.

“Fraud” means actual fraud with intent to deceive.

“Governmental Entity” means any federal, state, or local court, arbitral tribunal, administrative agency or commission or other governmental or regulatory agency or authority or any securities exchange or any other body exercising legislative or police powers having the force of Law.

“Indebtedness” means (a) any indebtedness for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money, (b) any indebtedness evidenced by any note, bond, debenture, or other debt securities, (c) any indebtedness for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise (other than trade payables and other current Liabilities incurred in the ordinary course of business as it pertains to ownership of the Assets), (d) any obligations under capitalized leases with respect to which a Person is liable as obligor (to the extent such capitalized leases are not included in the Assets), (e) any indebtedness secured by a Lien on a Person’s assets, (f) any distributions, loans or advances payable to any of such Person’s Affiliates, members, shareholders, or partners as of the Closing which are not paid at Closing, (g) in respect of any obligations of the type referred to in clauses (a) through (e) of any Person for the payment of which Seller is responsible or liable, directly or indirectly, as obligor, guarantor, surety, or otherwise, including guarantees of such obligations, (h) in respect of any obligations of the type referred to in clauses
(a) through (f) of any Person that is secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of Seller, (i) all obligations of Seller in respect of performance bonds, banker’s acceptances and letters of credit, including standby letters of credit, (j) all obligations under derivative, hedging, swap, foreign exchange or similar instruments, and (k) any accrued interest, prepayment penalties, and premiums on any of the foregoing.

“Intellectual Property” means any of the following in any jurisdiction throughout the world: (a) patents, patent applications, patent disclosures and inventions, including any continuations, divisions, continuations-in-part, renewals and reissues for any of the foregoing; (b) Domain Names, trademarks, service marks, trade dress, trade names, logos, slogans, and corporate names, and registrations and applications for registration thereof, together with all of the goodwill associated therewith; (c) copyrights (registered or unregistered) and copyrightable works and registrations and applications for registration thereof; (d) mask works and registrations and applications for registration thereof; (e) computer software (excluding shrink wrap software); and (f) copies and tangible embodiments of any of the foregoing (in whatever form or medium).

“IRS” means the United States Internal Revenue Service.

“Law” means any statute, law, ordinance, policy, rule or regulation of any Governmental Entity and all binding and applicable judicial interpretations thereof.

“Liabilities” means any and all Indebtedness, Taxes, liabilities, obligations, and commitments, whether accrued or fixed, express or implied, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.

“Liens” means any liens, security interests, encumbrances, claims, easements, mortgages, charges, indentures, deeds of trust, or any other encumbrances of any kind.

“Long-Term Rental” means the rental of residential or other property characterized by the tenant or renter signing a lease or rental agreement affording the tenant or renter an exclusive right to use and occupy the property to which the lease or rental agreement relates, to the exclusion of others (including the landlord), for an agreed period of time in excess of a daily, weekly or monthly rental period, and shall exclude Short-Term Rentals.

“Losses” means, without duplication, losses, damages, Liabilities, fines, fees, out-of- pocket costs and expenses, including reasonable attorneys’ fees and disbursements; provided that Losses shall not include consequential, special, indirect, punitive or other exemplary damages.

“Marketplace” means a third-party owned or operated e-commerce website that connects unaffiliated buyers and unaffiliated sellers of goods or services all within one platform, for the purposes of helping facilitate buying, renting or leasing of the goods or services. Marketplaces include, for example, e-commerce websites that connect passengers with drivers, and potential tenants or renters seeking to rent or lease rental properties with PMC/Os seeking potential tenants or renters for the properties they own or manage (e.g., HomeAway or RentPath). For the avoidance of doubt, the definition of Marketplace is not intended to restrict Purchaser’s right to use the Licensed Materials (as defined in the License Agreement) in connection with Purchaser’s business done through RadPad or to allow third-party merchants to license RadPad for use on their own payment websites.

“Money Transmitter Laws” means any Law relating to the regulation of the business of the transmission of money or funds and the sale or issuance of payment instruments.

“Money Transmitter Licenses” means any Permits issued, granted, given, or otherwise made available by, under or pursuant to any Money Transmitter Law.

“Open Source Software” means any software that is licensed, distributed or conveyed under a Contract that requires as a condition of its distribution that it be disclosed or distributed in source code form, delivered at no charge or be licensed, distributed or conveyed under the same terms as such

Contract; “Open Source Software” includes, without limitation, software licensed under the GNU’s General Public License or Lesser/Library General Public License, the Apache License, or any derivative thereof, and any license listed at www.opensource.org.

“Order” means any judgment, order, injunction, decree, writ, award, or ruling of any Governmental Entity.

“Overlap Period” means with respect to the Assets, any taxable year or other taxable period beginning on or before and ending after the Effective Date.

“Parties” means Purchaser and Seller and, solely for purposes of Section 6.6, Section 8.5, Section 8.8, Section 8.11 and Section 8.12, Parent.

“Permits” means all federal, state and local permits, approvals, licenses, authorizations, certificates, registrations, exemptions and orders from Governmental Entities that are necessary for the operation of Seller’s business as presently conducted.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or which may thereafter be paid without penalty or that are being contested in good faith by appropriate proceedings, (b) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising in the ordinary course of business securing amounts that are not past due or which are contested in good faith, (c) zoning, entitlement and other land use and environmental regulations to the extent such regulations are not individually or in the aggregate material, (d) Liens related to workers’ compensation and other similar statutory regimes, (e) all other matters affecting title that have been waived or consented to by Purchaser, (f) Liens that will be released as of the Closing, and (g) claims or restrictions arising under this Agreement.

“Person” means and includes an individual, a partnership, a limited partnership, a limited liability partnership, a joint venture, a corporation, a limited liability company, an association, a trust, an unincorporated organization, a group and a Governmental Entity.

“PMC/O” means a property management company or property owner.

“Purchase Price” means the sum of $65,000,000.

“Pre-Effective Date Period” means all taxable years or other taxable periods to the extent related to the Assets that end on or before the Effective Date and, with respect to any Overlap Period, the portion of such period ending as of the Effective Date.

“Operating Agreement” means that certain Second Amended and Restated Limited Liability Company Agreement of Purchaser, dated as of the date hereof.

“Rent, Dues and Storage Activities” means the services that Seller offers through the RentPayment, DuesPayment and StorageRentPayment businesses as of the Effective Date but excludes the Retained Business. For the avoidance of doubt, the definition of Rent, Dues and Storage Activities is not intended to restrict Seller’s right to conduct any of the Retained Business.

“RentPayment” means the business that Seller engages in to enable a PMC/O to accept rental payments from its tenants or renters. Under the applicable lease, tenants make rental payments to the PMC/O in exchange for which the PMC/O provides the tenants with rental services ranging from providing living accommodation to providing maintenance and management of the apartment property. Under the applicable client services agreement between Seller and the PMC/O, the rental payments are processed and/or settled through Seller. Without limiting the generality of the foregoing, Seller currently provides RentPayment via the RentPayment.com website.

“Representatives” of any Person means such Person’s directors, managers, officers, employees, agents, attorneys, consultants, advisors or other Persons acting on behalf of such Person at their request.

“Retained Business” means, collectively, Seller’s services to or in connection with (a) Contracts other than Assumed Contracts as of and after the Effective Date, (b) Marketplaces or Marketplace providers or operators, including Seller’s Marketplace partners in the Long-Term Rental and Short-Term Rental verticals, (c) vacation rental customers, (d) TOPS where Seller’s payment processing services are available to TOPS for pay-in or vendor pay-out services, (e) any TOPS customers serviced by Seller through Seller’s payment processing services that are embedded as the primary payment service available to TOPS customers; and (f) RentPath and RentPath’s affiliated businesses, including the AG Sites services.

“Short-Term Rental” means rental of residential or other property for short-term occupancy on a daily, weekly or monthly basis, such as for corporate housing or vacation rentals (including bed-n-breakfast establishments and inns).

“StorageRentPayment” means the business that Seller engages in to enable a self-storage unit PMC/O to accept rental payments from its storage unit renters. Under the applicable contract between the PMC/O and the storage unit renter, the storage unit renter makes rental payments to the PMC/O, in exchange for which the PMC/O provides storage unit rental services ranging from the provision of the storage units to related management and maintenance services. Under the applicable client services agreement between Seller and the PMC/O, the rental payments are processed and/or settled through Seller. Without limiting the generality of the foregoing, Seller currently provides the foregoing services via the StorageRentPayment.com website.

“Taxes” means all taxes, assessments, charges, duties, fees, levies or other governmental charges of any kind, including all United States federal, state, local, foreign and other income, franchise, profits, gross receipts, capital gains, capital stock, transfer, sales, use, value added, occupation, property, unclaimed property, escheat, excise, severance, windfall profits, stamp, license, payroll, social security, withholding, workers compensation, unemployment taxes and other taxes, assessments, charges, duties, fees, levies or other governmental charges of any kind whatsoever in the nature of taxes, all estimated taxes, deficiency assessments, additions to tax, penalties and interest.

“Tax Return” means any return, declaration, election, disclosure, report, claim for refund, statement or information report or filing filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedules attached thereto and including any amendment thereof.

“TOPS” means TOPS Software, LLC.

“Treasury Regulations” means the Treasury Regulations promulgated pursuant to the Code, as amended from time to time, including the corresponding provisions of any successor regulations.

1.2    Additional Defined Terms. In addition to the terms defined in Section 1.1, additional defined terms used herein shall have the respective meanings indicated in the sections referenced opposite such term below:

Defined Term    Section
Action    4.8
Affiliate Commissions Reports    4.4(b)
Agreed Claims    7.6(d)
Agreement    Preamble
Assets    2.2
Assumed Contracts    2.2(a)
Assumed Liabilities    2.4
Award Agreement    Recitals
Cash Cap    7.4(c)
Claim Certificate    7.6(a)
Closing    3.3(a)
Closing Date    3.3(a)
Closing Statement    3.3(b)(vii)
Collateral Source    7.5
Contribution    Recitals
Deductible    7.4(b)
Distributed Software    4.12
Equity Forfeiture Cap    7.4(c)
Excluded Assets    2.3
Excluded Liabilities    2.5
Financial Statements    4.4(a)
Fundamental Representations    7.1
GAAP    5.10
Indemnified Party    7.6(a)
Indemnifying Party    7.6(a)
Interim Amount    3.1(c)
Interim Statement    3.1(c)
Knowledge of Seller    1.5
License Agreement    Recitals
Material Contract    4.7(a)
Nonassignable Right    2.6
Objection Notice    3.1(c)
Operating Agreement    Recitals
Parent    Preamble
PIPH    5.6(a)
Purchase    Recitals
Purchaser    Preamble
Purchaser Financial Statements    5.10
Purchaser Fundamental Representations    7.1
Purchaser Guaranteed Obligations    6.6(a)
Purchaser Indemnitees    7.2
Reference Date    4.5(a)
Registrar    6.5
Seller    Preamble
Seller Disclosure Schedule    ARTICLE IV
Seller Fundamental Representations    7.1
Seller Indemnitees    7.3
Services Agreement    Recitals
Software    Recitals

Standard Exceptions    4.2(a)
Third-Party Claim    7.7(a)
Transfer Taxes    6.4(a)
Units    5.6(a)

1.3	Construction. In this Agreement, unless the context otherwise requires:

(a)    words expressed in the singular number shall include the plural and vice versa; words expressed in the masculine shall include the feminine and neuter gender and vice versa;

(b)    references in this Agreement to Articles, Sections, Exhibits, Sections of the Seller Disclosure Schedule, the Preamble and the Recitals are references to articles, sections, exhibits, the disclosure schedule, the preamble and the recitals of this Agreement unless otherwise indicated, and the descriptive headings of the several Articles and Sections of this Agreement, and Sections of the Seller Disclosure Schedule are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement;

(c)    any capitalized terms used in any Schedule (including the Seller Disclosure Schedule) or Exhibit but not otherwise defined therein shall have the meaning as defined in this Agreement;

(d)    the phrases “delivered” or “made available” shall mean that the information referred to has been physically or electronically delivered to the relevant parties (including, in the case of “made available” to Purchaser, material that has been posted, retained and thereby made available to Purchaser through an on-line “virtual data room” established by or on behalf of Seller;

(e)    the words “hereof”, “herein”, “hereto” and “hereunder”, and words of similar import, shall refer to this Agreement as a whole and not to any provision of this Agreement;

(f)    this “Agreement” or any other agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented;

(g)	references to “day” or “days” are to calendar days;

(h)    “include”, “includes”, and “including” are deemed to be followed by “without limitation” whether or not they are actually followed by such words or words of similar import;

(i)	the word “or” shall not be exclusive and may also mean “and/or” as the context requires; and

(j)    references to “Dollars”, “dollars” or “$”, without more are to the lawful currency of United States of America.

1.4    Exhibits and the Seller Disclosure Schedule. The Exhibits and the Seller Disclosure Schedule are incorporated into and form an integral part of this Agreement.

1.5    Knowledge. When any representation, warranty, covenant or agreement contained in this Agreement is expressly qualified by reference to the “Knowledge of Seller” or words of similar import, it shall mean any matter or fact actually known, or that should have been known following due inquiry, by Thomas Villante, David Weiss, Jerry Ulrich, David Durant or Scott Stockberger.

ARTICLE II

SALE AND CONTRIBUTION OF ASSETS AND ASSUMPTION OF LIABILITIES

2.1    Sale and Contribution of Assets. Upon the terms and subject to the conditions of this Agreement, as of the Closing Date Purchaser hereby purchases or, as applicable, acquires and accepts from Seller, and Seller hereby sells, conveys, transfers, assigns, contributes and delivers to Purchaser, all of Seller’s right, title and interest in and to the Assets, in each case, free and clear of any Liens and Orders of any kind whatsoever, except Permitted Liens.

2.2    Assets Defined. Notwithstanding anything else herein to the contrary, “Assets” means all of Seller’s right, title and interest in, to and under the following assets (in each case, other than the Excluded Assets):

(a)    all right, title, and interest in each Contract listed on Section 2.2(a) of the Seller Disclosure Schedule and any other Contract that generates revenue that is derived from the Rent, Dues and Storage Activities, including those captured in the Affiliate Commissions Reports, and including all rights to receive payments or commissions under such Contracts for transactions initiated on or after the Effective Date (the “Assumed Contracts”); provided, however, that “Assumed Contracts” shall not include any Contracts made in connection with or arising out of the Retained Business;

(b)    the Files and Records to the extent related primarily to the Rent, Dues and Storage Activities; provided, however, that Seller shall be able to retain copies of the same;

(c)    sales literature, promotional literature, and other selling and advertising material, creative materials, advertising, studies, reports and other printed or written materials, in each case whether in hard copy or computer format, to the extent solely used in connection with the Rent, Dues and Storage Activities, and all Intellectual Property rights to such printed or written sales, promotional or advertising materials; provided, however, that Seller shall be able to retain copies of such materials and use such copies for Seller’s performance of its obligations under the Ancillary Documents and for purposes other than the conduct of the Rent, Dues and Storage Activities;

(d)    all fax numbers, phone numbers, e-mail addresses, websites, including the Domain Names set forth on Section 2.2(d) of the Seller Disclosure Schedule, and “d/b/a” rights and names (e.g., the “RentPayment,” “DuesPayment” and “StorageRentPayment” names) that are solely used in connection with the Rent, Dues and Storage Activities, all rights to such numbers, e-mail addresses, websites and “d/b/a” rights and names used solely in connection with the Rent, Dues and Storage Activities, and all log- in passwords or other access credentials used to service the Assumed Contracts; and

(e)    all claims, defenses and rights of offset or counterclaim (at any time or in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or non-contingent), to the extent exclusively arising from the Assumed Contracts or the Assumed Liabilities after the Effective Date.

2.3    Excluded Assets. Notwithstanding anything to the contrary in this Agreement, all rights, assets and properties of Seller that are not expressly listed in Section 2.2, as well as the following, whether owned by, held by or relating to Seller or any of its Affiliates do not, and shall not, constitute Assets (collectively, the “Excluded Assets”):

(a)	Retained Business;

(b)	rights under Seller’s Contracts, except the Assumed Contracts;

(c)    all rights of Seller to receive payments or commissions under the Assumed Contracts for transactions initiated prior to the Effective Date;

(d)    (i)Files and Records that comprise Seller’s permanent Tax records, corporate minute books, stock books, related organizational documents and other Files and Records having to do with the corporate organization of Seller, whether or not related to the Rent, Dues or Storage Activities or the Assumed Contracts, (ii) a copy of those Files and Records that Seller is required to retain pursuant to any Law or Order, (iii) Files and Records which Seller is prohibited from transferring to Purchaser under applicable Law, (iv) Files and Records related to the Excluded Assets or Excluded Liabilities, and (v) attorney-client privileged documents (including emails) and other work product of Seller or Seller’s attorneys (including emails) relating to the negotiation or consummation of the transactions contemplated by this Agreement;

(e)    personnel records of Seller’s employees and all other employee-related or employee benefit-related Files and Records related to such employees;

(f)    all prepayments of Taxes and claims for refund or credit of Taxes and other Governmental Entity charges, refunds, reimbursements or claims settlements of whatever nature that are attributable to Seller for any Pre-Effective Date Period or that are otherwise paid by Seller;

(g)    all claims, defenses and rights of offset or counterclaim (at any time or in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or non-contingent) to the extent arising from any of the Excluded Assets or Excluded Liabilities, or relating to any indemnification obligation of Seller hereunder, in each case whether arising by way of counterclaim or otherwise;

(h)    Seller’s claims against Purchaser with respect to this Agreement or relating to the Excluded Assets or the Excluded Liabilities;

(i)	the equity interests of any Person;

(j)	cash and cash equivalents;

(k)    prepaid expenses and deposits to the extent set forth on Section 2.3(k) of the Seller Disclosure Schedule;

(l)    all furniture, servers, computers, Software, equipment, supplies, fixtures and personal property;

(m)	employment Contracts with any Person;

(n)	all insurance policies of Seller and all rights to applicable claims and proceeds thereunder;

(o)	Benefit Plans and ERISA Affiliate Plans and any of the assets related thereto;

(p)	all Permits;

(q)    all rights of Seller under this Agreement and the Exhibits, Seller Disclosure Schedule and other documents contemplated hereby;

(r)    all of Seller’s Intellectual Property and rights therein that are not expressly included in the Assets; and

(s)    all other tangible and intangible assets, properties, rights and privileges, except those expressly included as an Asset in Section 2.2.

2.4    Assumption of Liabilities. Upon the terms and subject to the conditions of this Agreement, Purchaser hereby assumes and agrees to pay, perform and discharge when due, each of those Liabilities and obligations set forth below (collectively, the “Assumed Liabilities”):

(a)    All Liabilities incurred on or after the Effective Date relating to the Assets and Seller’s obligations under the Assumed Contracts to the extent arising on or after the Effective Date, including expenses incurred by Seller to provide the services pursuant to the terms and conditions of the Assumed Contracts, liability for chargebacks, card organization fines and other credit-related Losses relating to transactions having a processing date on or after the Effective Date (other than Liabilities or obligations attributable to any failure of Seller to comply with the terms of any such Assumed Contract prior to the Closing Date); and

(b)    all other Liabilities and obligations arising out of or relating to Purchaser’s or its Affiliates’ ownership or operation of the Assets on or after the Effective Date.

2.5    Excluded Liabilities. Notwithstanding anything contained herein to the contrary, Purchaser shall not assume, or cause to be assumed, or be deemed to have assumed or caused to have assumed or be liable or responsible for any Liabilities or obligations (whether known or unknown, fixed, absolute, matured, unmatured, accrued or contingent, now existing or arising after the date hereof) of Seller or its Affiliates other than the Assumed Liabilities (such obligations and Liabilities not assumed hereunder, which include any and all Liabilities (a) in respect of Taxes (i) relating to Seller for the Assets or Rent, Dues and Storage Activities for any Pre-Effective Date Period or (ii) of Seller or any of its Affiliates for Taxes of any Person under Treasury Regulation Section 1502-6 (or any similar provision of state, local or non-U.S. Law) as a transferee or successor, by contract or otherwise, (b) of Seller or any of its Affiliates relating to any Indebtedness of Seller or any of its Affiliates, (c) of Seller or any of its Affiliates to pay wages, commissions, bonuses, severance, vacation pay, or any other amounts due any termination of employment or arising out of the failure of any such Person to satisfy any employment or labor-related Laws, (d) for any trailing chargebacks, fines or penalties or charge-offs related to or arising from the ownership of the Assets prior to the Effective Date, including any such events with respect to which notice is received after the Effective Date, (e) of Seller or any of its Affiliates related to or arising from any Benefit Plans or ERISA Affiliate Plans of Seller or an Affiliate thereof, and (f) of Seller or any of its Affiliates incurred in connection with the making or performance of this Agreement, including any broker’s fees and legal fees, the “Excluded Liabilities”).

2.6    Consents of Third Parties. Notwithstanding anything to the contrary in this Agreement, to the extent that any Asset is not assignable or transferable without the consent or waiver of, or the taking of any other action by, any third party (including any Governmental Entity) (a “Nonassignable Right”), or if the assignment or transfer thereof or the attempted assignment or transfer thereof would constitute a breach under any applicable Contract or a violation of any applicable Law, this Agreement shall not constitute an assignment or transfer, or an attempted assignment or transfer thereof until such consent or waiver has been obtained or such other action has been taken, and the following provisions shall be applicable until such time as such consent or waiver has been obtained or such other action has been taken:

(a)    Seller shall use its commercially reasonable efforts (which shall not require it to incur any financial obligation or any other material obligation), and Purchaser shall cooperate therewith, to obtain such consent or waiver or cause the taking of any required action, as applicable. To the extent that any such consent or waiver is not so obtained or any such action is not so taken, Seller shall use commercially reasonable efforts at Purchaser’s sole cost and expense to (a) provide to Purchaser the benefits of any such Nonassignable Right, (b) cooperate in any reasonable arrangement requested by Purchaser designed to provide such benefits to Purchaser, and (c) enforce for the account of Purchaser any right of Seller arising from any such Nonassignable Right against such third party.

(b)    To the extent that Purchaser is provided the benefits pursuant to this Section 2.6 of any such Nonassignable Right, Purchaser shall perform for the benefit of the applicable third party, the obligations of Seller thereunder or in connection therewith and shall indemnify and hold Seller harmless against any such Liability or obligations thereunder arising or to be performed on or after the Closing Date. If such consent is subsequently obtained, the Asset will be deemed for purposes of this Agreement to have been transferred effective as of the Closing Date.

2.7    Bulk Sales. The Parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar Law of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Assets to Purchaser; it being understood that any Liabilities arising out of the failure of Seller to comply with such requirements and provisions of any bulk sales, bulk transfer or similar Law of any jurisdiction shall be treated as Excluded Liabilities.

2.8    Wrong Pocket. If, after the Closing Date, Purchaser identifies an asset owned by Seller that is an Asset and that should have been, but inadvertently was not previously, transferred by Seller to Purchaser pursuant to this Article II, then Seller shall offer to transfer or cause to be transferred such asset to Purchaser or its designee for no additional consideration. If, after the Closing Date, Seller identifies any Assumed Liabilities that should have been, but inadvertently were not previously, transferred by Seller to Purchaser pursuant to this Article II, then Seller shall offer to transfer or cause to be transferred such Assumed Liabilities to Purchaser or its designee for no additional consideration. If, after the Closing Date, Seller in good faith identifies an asset that is an Excluded Asset that should not have been, but inadvertently was previously, transferred by Seller to Purchaser or of which Purchaser is otherwise in possession, then Purchaser shall transfer such asset to Seller for no consideration. Prior to any such transfer, Seller or Purchaser, as applicable, shall, or shall cause its Affiliates to, hold such asset in trust for Purchaser or Seller, as applicable.

2.9    Withholding. Notwithstanding any other provision in this Agreement, Purchaser shall be entitled to deduct and withhold from the payments to be made pursuant to this Agreement any Taxes required to be deducted and withheld with respect to the making of such payments under the Code, the Treasury Regulations issued thereunder or any other provision of applicable Law, and to request any reasonably necessary Tax forms including IRS Form W-9 or the appropriate series of IRS Form W-8, as applicable, or any similar information for the purpose of determining whether such withholding is required; provided that Purchaser shall provide reasonable advance notice to Seller of any amount it intends to deduct and withhold and, in any event, at least three (3) days in advance of the Closing Date. Purchaser, on the one hand, and Seller, on the other hand, shall use commercially reasonable efforts to minimize any such deduction and withholding. To the extent that amounts are so withheld and deducted pursuant to this Section 2.9 and paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made.

ARTICLE III PURCHASE PRICE AND CLOSING

3.1	Purchase Price; Delivery of Funds; Contribution.

(a)    At the Closing, in consideration for the sale and transfer of a [*]% interest in each of the Assets pursuant to Section 2.1 hereof, Purchaser shall assume the applicable portion of the Assumed Liabilities associated with such Assets and Purchaser shall pay, or cause to be delivered to Seller, the Purchase Price by wire transfer of immediately available funds to an account designated in the Closing Statement.

(b)    At the Closing, in consideration for the transfer, conveyance, assignment and delivery of a [*]% interest in each of the Assets pursuant to Section 2.1 hereof, Purchaser shall assume the applicable portion of the Assumed Liabilities associated with such Assets and Purchaser shall effect the Contribution. The Class B Preferred Units issued to Seller will carry certain rights and restrictions, including restrictions on transferability of such interests, in accordance with applicable law and the terms and conditions of the Operating Agreement.

(c)    Within 60 days after the Closing Date (or such longer period as Purchaser and Seller mutually agree on), Seller shall prepare and deliver to Purchaser a written statement (the “Interim Statement”) setting forth in reasonable detail Seller’s calculation of the amount (the “Interim Amount”) that is equal to (i) all payments and commissions received by Seller under Assumed Contracts for transactions initiated on or after the Effective Date to the Closing Date, minus (ii) all third-party expenses paid by Seller for the benefit of Purchaser, and an amount equal to the payments to which Seller would have been entitled pursuant to the Services Agreement if the Services Agreement had become effective on the Effective Date. Upon delivery by Seller of the Interim Statement, Seller shall provide Purchaser with reasonable access, during normal business hours, to Seller’s accounting and other personnel and to the books and records reasonably necessary to allow Purchaser to verify the accuracy of the Interim Statement. If Purchaser does not object to the Interim Statement by a written notice of objection, including Purchaser’s alternative calculations (the “Objection Notice”), delivered to Purchaser within 30 days after Purchaser’s receipt of the Interim Statement, the Interim Statement shall be deemed final and binding.

(d)    If Purchaser delivers an Objection Notice within 30 days after Purchaser’s receipt of the Interim Statement, Purchaser and Seller shall negotiate in good faith to determine the final Interim Amount within 30 days after Seller’s receipt of the Objection Notice. If Seller and Purchaser have not agreed on the final Interim Amount during such 30-day period, such dispute shall be resolved in accordance with Section 8.8.

(e)    If the Interim Amount (as finally determined pursuant to Sections 3.1(c) or 3.1(d)) is positive, within two Business Days after the determination thereof, Seller shall pay to Purchaser an amount equal to the Interim Amount by wire transfer of immediately available funds to the account designated in writing by Purchaser. If the Interim Amount (as finally determined pursuant to Sections 3.1(c) or 3.1(d)) is negative, within two Business Days after the determination thereof, Purchaser shall pay to Seller an amount equal to the absolute value of the Interim Amount by wire transfer of immediately available funds to the account designated in writing by Seller.

3.2	Allocation of Purchase Price and Contribution.

(a)    Purchaser and Seller agree that the Purchase Price and the Assumed Liabilities associated with the Assets attributable thereto (plus other relevant items, if applicable) shall be allocated among such Assets for income tax purposes in accordance with an allocation prepared pursuant to this Section 3.2 and in a manner consistent with Section 1060 of the of the Code (and any similar provision of state, local or foreign tax law, as may be applicable), which allocation shall be binding upon all Parties. Such allocation shall be prepared by Purchaser and Seller as soon as practicable after the Closing and both Purchaser and Seller shall cooperate in good faith to prepare in a timely manner an allocation that is mutually acceptable to both Parties. To the extent Purchaser and Seller cannot agree on an allocation in a timely manner, Purchaser and Seller shall jointly retain a nationally recognized accounting firm to resolve the disputed items. The costs, fees and expenses of the accounting firm shall be borne equally by Purchaser and Seller. Purchaser, Seller, and their respective Affiliates shall report, act and file Tax Returns (including IRS Form 8594) in all respects and for all purposes consistent with such allocation agreed to by Seller and Purchaser pursuant to this Section 3.2. Neither Purchaser (or any Affiliate of Purchaser), nor Seller (or any Affiliate of Seller) shall take any position (whether in audits, Tax Returns or otherwise) that is inconsistent with such allocation unless required to do so by a determination of a taxing authority following an audit or examination in which the foregoing Tax position has been defended in good faith.

(b)    Except as otherwise required by applicable Law, the Parties agree to report the transactions contemplated by this Agreement for U.S. federal income tax purposes (and any similar provision of state, local or foreign tax law, as may be applicable) in accordance with Example 1 of Treasury Regulation Section 1.707-3(f) as (A) a taxable sale by Seller of the appropriate portion of each of the Assets to Purchaser in exchange for the cash consideration and assumption of a proportionate share of the Assumed Liabilities under Section 707(a)(2)(B) of the Code and the accompanying Treasury Regulations and (B) a contribution by Seller of the remaining portion of Assets and remaining portion of Assumed Liabilities to Purchaser in exchange for the preferred equity in Purchaser under Section 721 of the Code, provided that cash received by Seller pursuant to this Agreement shall be treated as a distribution under Section 731 to the extent permitted by Treasury Regulations Sections 1.707-4(d) (relating to pre-formation capital expenditures) or 1.707-5(b) (relating to debt-financed distributions) to the maximum extent permitted by Law as reasonably determined by the board of Purchaser in good faith pursuant to the Operating Agreement.

3.3	Closing; Closing Deliverables.

(a)    The closing of the Purchase (the “Closing”) shall take place remotely by exchange of documents and signatures via email, facsimile, or DocuSign on the date hereof upon the execution of this Agreement and the other agreements contemplated hereby. Such date is herein referred to as the “Closing Date”.

(b)    At the Closing, unless waived in writing by Purchaser, in its sole and absolute discretion, Seller shall deliver or cause to be delivered to Purchaser:

(i)    a non-foreign person affidavit from Seller in form reasonably satisfactory to Purchaser, dated as of the Closing Date, as required by Section 1445 of the Code, duly executed by Seller;

(ii)    a duly executed certificate of the Secretary or other duly authorized officer of Seller, certifying as to and attaching (A) true and complete copies of organizational documents of Seller, as amended, each as in effect immediately prior to the Closing, (B) true and complete copies of the resolutions of the board of directors of Seller approving the transactions contemplated hereby; and (C) the incumbency of the officers of Seller executing this Agreement or any other agreement executed and delivered in connection with transactions contemplated by this Agreement;

(iii)    a recent certificate of good standing of Seller from the Secretary of State of Seller’s jurisdiction of formation;

(iv)    a duly executed counterpart from Seller to each of (A) a joinder agreement to the Operating Agreement; (B) the Services Agreement; (C) the License Agreement, and (D) the Award Agreement, each of which shall be in form and substance acceptable to the parties thereto;

(v)    lien release letters executed by the holders of all Liens on the Assets, other than Permitted Liens, in form and substance reasonably acceptable to Purchaser;

(vi)    a closing and disbursement schedule, in form and substance reasonably acceptable to the Parties, reflecting all payments and disbursements made at Closing (the “Closing Statement”), duly executed by Seller;

(vii)    validly executed Domain Name assignments irrevocably transferring all rights in the Domain Names listed in Section 2.2(d) of the Seller Disclosure Schedule to Purchaser; and

(viii)	a copy of this Agreement, duly executed by Seller.

(c)    At the Closing, unless waived in writing by Seller, in its sole and absolute discretion, Purchaser shall deliver or cause to be delivered the following to Seller:

(i)	the Purchase Price in accordance with Section 3.1;

(ii)    a duly executed counterpart from Purchaser to each of (A) the Operating Agreement; (B) the Services Agreement; (C) the License Agreement; and (D) the Award Agreement, each of which shall be in form and substance acceptable to the parties thereto;

(iii)    a duly executed certificate of the Secretary or other duly authorized officer of Purchaser, certifying as to and attaching (A) true and complete copies of all resolutions adopted by the board of directors, managers, members, or other governing body of Purchaser authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby; and (B) the incumbency of the officers executing this Agreement or any other agreement executed and deliver in connection with transactions contemplated by this Agreement, and certifying the names and signatures of the officers of Purchaser authorized to sign this Agreement and the other documents to be delivered hereunder;

(iv)	a copy of this Agreement, duly executed by Purchaser; and

(v)    a recent certificate from the Secretary of State or other appropriate official of Purchaser’s jurisdiction of formation to the effect that Purchaser is in good standing (or the equivalent thereof) in such jurisdiction.

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF SELLER
Except as set forth in the Seller Disclosure Schedule attached to this Agreement (the “Seller
Disclosure Schedule”), Seller hereby represents and warrants to Purchaser as follows as of the Closing Date:

4.1    Due Organization, Good Standing. Seller is duly organized, validly existing and in good standing (or the equivalent thereof) under the Laws of the jurisdiction of its organization. Seller has all requisite corporate power and authority to own, lease, and operate its properties and to carry on its business as now being conducted. Seller is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by Seller, or the nature of the business conducted by Seller makes such qualification necessary, except such jurisdictions where the failure to be so qualified or licensed and in good standing does not, individually or in the aggregate, materially and adversely affect the Assets.

4.2	Authorization; Noncontravention.

(a)    Seller has the corporate power and authority and has taken all action necessary to execute and deliver this Agreement and all other instruments and agreements to be delivered by Seller as contemplated hereby, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Seller of this Agreement and all other instruments and agreements to be delivered by Seller as contemplated hereby, the consummation by Seller of the transactions contemplated hereby and the performance of its obligations hereunder have been duly authorized and approved by all necessary corporate action with respect to Seller. This Agreement has been, and all other instruments and agreements to be executed and delivered by Seller as contemplated hereby have been, duly executed and delivered by Seller. Assuming the due execution and delivery by Purchaser of this Agreement, this Agreement constitutes a valid and binding obligation of Seller enforceable against Seller in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles (the “Standard Exceptions”). Assuming the due execution and delivery by Purchaser of all other instruments and agreements to be entered into by Purchaser under this Agreement, such instruments and agreements will constitute valid and binding obligations of Seller enforceable against Seller in accordance with their terms, except as such enforcement may be limited by the Standard Exceptions.

(b)    The execution and delivery of this Agreement and all other instruments and agreements to be delivered by Seller as contemplated hereby do not, and the consummation of the transactions contemplated hereby will not (i) conflict with any of the provisions of the Restated Certificate of Incorporation of Seller, as amended, (ii) create any Lien (other than Permitted Liens) upon any of the Assets, (iii) except as set forth on Section 4.3 of the Seller Disclosure Schedule, conflict with or result in a material breach of, or constitute a material default under, or result in the acceleration of any material obligation or loss of any benefits under any Assumed Contract that is a Material Contract, (iv) except as individually or in the aggregate would not have a material adverse effect on Seller or the Rent, Dues and Storage Activities, conflict with or result in a material breach of, or constitute a material default under, or result in the acceleration of any material obligation or loss of any benefits under any Assumed Contract that is not a Material Contract, or (v) subject to receipt of the consents or making of the filings referred to in Section 4.3 of the Seller Disclosure Schedule, contravene any Law or any Order applicable to Seller, or by which any of the Assets are bound.

4.3    Consents and Approvals. Except as set forth on Section 4.3 of the Seller Disclosure Schedule, no consent of or filing with any Governmental Entity or any other Person (in the case of a Person that is party to an Assumed Contract, only if such Assumed Contract is a Material Contract or if the failure to obtain such consent would have a material adverse effect on the Rent, Dues and Storage Activities) must be obtained or made by Seller in connection with the execution and delivery of this Agreement by Seller or the consummation by Seller of the transactions contemplated by this Agreement.

4.4	Financial Statements.

(a)    Attached to Section 4.4(a) of the Seller Disclosure Schedule is a copy of each of the following unaudited financial metrics for the Assets for the (a) 12-month period ended December 31, 2017, and (b) 12-month period ended December 31, 2018: (i) sales and cost of sales (including royalties) for the Rent, Dues and Storage Activities, and (ii) network, gateway and other fees not included in cost of sales with respect to the Rent, Dues and Storage Activities (the “Financial Statements”). The Financial Statements truly and accurately reflect and fairly present, in all material respects, the applicable financial metrics for the periods covered thereby of the Assets.

(b)    Section 4.4(b) of the Seller Disclosure Schedule contains a true, accurate and complete copy of the affiliate commissions report in respect of the Assumed Contracts covering the one- month period ended each of November 30, 2018 and December 31, 2018 (the “Affiliate Commissions Report”). The Rent, Dues and Storage Activities were conducted in the ordinary course during the period covered by the Affiliate Commissions Reports.

4.5	Absence of Certain Changes.

(a)    Except as set forth on Section 4.5(a) of the Seller Disclosure Schedule, since July 1, 2018 (the “Reference Date”), to the Knowledge of Seller, there has not been any event, circumstance, development, state of facts, occurrence, change or effect which has, or would reasonably be expected to, materially and adversely affect the Assets.

(b)    Except as expressly contemplated by this Agreement, since the Reference Date, Seller has not taken any of the following actions with respect to the Assets:

(i)    entered into, materially amended, become subject to or terminated any Contract that would be an Assumed Contract, in each case outside of the ordinary course of business consistent with past practice;

(ii)	made any change in any method of accounting or auditing practice;

(iii)	subjected any of the Assets to any Lien, other than Permitted Liens;

(iv)    cancelled or otherwise waived any claims or rights relating to the Assets involving any amount in excess of $10,000 for any given month;

(v)    sold, transferred, granted, or otherwise disposed of any assets of Seller that constitute (or would have constituted, absent such sale, transfer, grant, or disposition) an Asset, in each case outside of the ordinary course of business consistent with past practice; or

(vi)	entered into any Contract to do, or committed or agreed to do, any of the foregoing.

4.6    Title to Assets. Seller has good and marketable title to all of the Assets, free and clear of all Liens, other than Permitted Liens or Liens to be released immediately prior to the Closing.

4.7	Contracts.

(a)    Section 4.7(a) of the Seller Disclosure Schedule sets forth an accurate and complete list as of the date hereof of each of the following Contracts which relate to the Assets or the Assumed Liabilities (each such Contract set forth on such Schedule, a “Material Contract”) to which Seller is a party or by which the Assets are bound:

(i)    a Contract or series of related Contracts exclusively for the provision by Seller of the Rent, Dues and Storage Activities that involve or could reasonably be expected to involve (A) annual payments, other than settlement amounts, by Seller of $25,000 or more, (B) aggregate payments, other than settlement amounts, by Seller of $25,000 or more, or (C) annual receipts by Seller for products sold or services rendered of $25,000 or more, or pursuant to which Seller received payments or anticipates receiving payments for products sold or services rendered of more than $25,000 in the year ended December 31, 2018;

(ii)    a Contract or series of related Contracts that create, or obligate Seller to participate in, any joint venture or similar arrangement with respect to or affecting the Assets or that grant to any Person any preferential rights to purchase any of the Assets;

(iii)    a Contract or series of related Contracts that constitute any other agreement, commitment, arrangement or plan not made in the ordinary course of business that is material to the Rent, Dues and Storage Activities business;

(iv)    except for Contracts relating to trade receivables, each Contract relating to the Assumed Liabilities (including guarantees);

(v)    a Contract with any customer relating to the Rent, Dues and Storage Activities business (A) where the current term is longer than twelve months and (B) that involve or could reasonably be expected to involve (I) annual payments, other than settlement amounts, by Seller of $25,000 or more, (II) aggregate payments, other than settlement amounts, by Seller of
$25,000 or more, or (III) annual receipts by Seller for products sold or services rendered of $25,000 or more, or pursuant to which Seller received payments or anticipates receiving payments for products sold or services rendered of more than $25,000 in the year ended December 31, 2018; and

(vi)    a Contract which restrains the ability of Seller to engage or compete in any manner or in any business in a manner, including any non-competition, non-solicitation, no-hire, exclusivity or most favored nation provisions, that, in each case, has, or would reasonably be expected to have, a material effect on the Assets.

(b)    No Material Contract has been terminated or, to the Knowledge of Seller, repudiated by any party thereto. Each Material Contract is in full force and effect and is the legal, valid and binding obligation of Seller and, to the Knowledge of Seller, each of the other parties thereto, enforceable in accordance with the terms thereof, except to the extent that its enforceability may be subject to the Standard Exceptions. There exists no material default or event of default, or to the Knowledge of Seller, any event, occurrence, condition or act (including the transactions contemplated hereby) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default or event of default thereunder with respect to any Material Contract. All the covenants to be performed by Seller prior to the date of this Agreement under any Material Contract have been fully performed in all material respects. To the Knowledge of Seller, all of the covenants to be performed prior to the date of this Agreement by any other party to any Material Contract have been fully performed in all material respects. Except as set forth on Section 4.7(b) of the Seller Disclosure Schedule, Seller has made available to Purchaser true and complete copies, including all amendments, of each Material Contract.

4.8    Litigation. There is no material action, suit, proceeding at law or in equity, arbitration or administrative or other proceeding, or any investigation or audit, by, before or against any Governmental Entity or any other Person (each an “Action”), pending, or, to the Knowledge of Seller, threatened, against Seller in respect of the Assets or the Assumed Liabilities. Except as set forth on Section 4.10(a) of the Seller Disclosure Schedule, Seller is not subject to any Order which materially restricts the operation of the business as it pertains to the Assets.

4.9	Tax Matters.

(a)    Seller has timely filed or caused to be timely filed with the appropriate Governmental Entities all Tax Returns required to have been filed with respect to the ownership of the Assets and the Rent, Dues and Storage Activities (taking into account any extension of time to file granted or to be obtained on behalf of Seller) and all such Tax Returns are complete and correct in all material respects and have been prepared in material compliance with all applicable Laws.

(b)    All Taxes and Tax liabilities required to have been paid by Seller with respect to the ownership of the Assets and the Rent, Dues and Storage Activities (regardless if such Taxes are shown or required to be shown on a Tax Return) have been timely paid. There are no unpaid Taxes in any amount due or claimed to be due by a Governmental Entity of any jurisdiction and, to the Knowledge of Seller, no basis exists for any such claim in each case which could reasonably be expected to give rise to a Lien on the Assets. No Tax audit or examination of Seller with respect to the ownership of the Assets or the Rent, Dues and Storage Activities is in process or, to the Knowledge of Seller, threatened or contemplated, and Seller has not received a notice of assessment from any Governmental Entity indicating that a Tax assessment or recalculation of any Taxes in any Tax Return previously filed with respect to the ownership of the Assets or the Rent, Dues and Storage Activities. Seller has not been informed by any Governmental Entity in any jurisdiction that such Governmental Entity believes that Seller was required to file any Tax Return with respect to the ownership of the Assets or the Rent, Dues and Storage Activities that was not filed by Seller. Seller has not waived any statute of limitations with respect to Taxes or Tax Return or agreed to an extension of time with respect to a Tax deficiency or assessment. There are no Liens for Taxes with respect to, in connection with, or related to any Asset (other than for ad valorem and personal property Taxes not yet due and payable).

(c)    The representations and warranties contained in this Section 4.9 are the only representations and warranties made by Seller with respect to Tax matters.

(d)    Seller has withheld and paid over to the appropriate taxing authority all material Taxes that Seller is required to withhold from amounts paid or owing to any employee, independent contractor, member, equity holder, creditor or any other Person (and Seller has complied with all reporting and record keeping requirements related thereto, including filing Forms W-2 and 1099 (or other applicable forms)).

(e)    None of the “section 197 intangibles” (as defined in Code Section 197) owned by Seller immediately prior to the Closing are excluded from being “amortizable section 197 intangibles” (as defined in Code Section 197) as a result of Code Section 197(f)(9).

4.10	Compliance with Laws

(a)    Except as set forth in the attachment to Section 4.10(a) of the Seller Disclosure Schedule, (i) Seller is currently conducting and has, for the previous three years, conducted its business in material compliance with all Laws and Orders applicable to the Assets and the Assumed Liabilities;
(ii)Seller has not received any warning letters, notices of adverse findings, or similar documents in writing that assert a lack of substantial compliance with any such applicable Laws, Orders, or regulatory requirements and there is no pending or, to the Knowledge of Seller, threatened regulatory action, investigation or inquiry of any sort against Seller relating to the Assets or the Assumed Liabilities or which could reasonably be expected to result in the revocation or suspension of a Money Transmitter License or any other license held by Seller; (iii) Seller holds all money transmission-related Permits necessary for the conduct of the Rent, Dues and Storage Activities as currently conducted and applicable to the Assets and the Assumed Liabilities; (iv) to the Knowledge of Seller, the operation of the business of Seller as applicable to the Assets and the Assumed Liabilities is in compliance with all Permits it holds in all material respects; and (v) to the Knowledge of Seller, no event has occurred or circumstance exists that (with or without notice or lapse of time or both) could reasonably be expected to result directly or indirectly in the revocation, withdrawal, suspension, cancellation, or termination of any Money Transmitter License or Permit listed or required to be listed on Section 4.10(b) of the Seller Disclosure Schedule. To the Knowledge of Seller, (x) no suspension, cancellation or termination of any such Permit has been ordered or threatened by any Governmental Entity, and none is imminent other than expirations, and (y) neither Seller, nor any of its officers, directors, agents or employees are subject to any Order that prohibits such officer, director, agent or employee from engaging in or continuing any lawful conduct, activity, or practice related to Seller, the Assets or the Rent, Dues and Storage Activities.

(b)    The attachment to Section 4.10(b) of the Seller Disclosure Schedule contains a complete and accurate list of each Money Transmitter License and each Permit that is held by Seller or that is necessary to the conduct of the Rent, Dues and Storage Activities, as currently conducted. Except as set forth in the attachment to Section 4.10(b) of the Seller Disclosure Schedule, each Money Transmitter License and each other Permit listed or required to be listed on Section 4.10(b) of the Seller Disclosure Schedule is valid and in full force and effect.

4.11    Sufficiency of Assets. Except for services, licenses and support contemplated under the Ancillary Documents, the Assets include all of the assets, properties and rights of every type and description, real, personal, mixed, tangible and intangible, that are used or held for use in connection with the conduct of the Rent, Dues and Storage Activities in substantially the same manner as currently conducted by Seller as of the Effective Date.

4.12    Open Source Software. Section 4.12 of the Seller Disclosure Schedule lists all Open Source Software embedded in or combined with any product or service distributed by Seller to customers in connection with the operation of the Rent, Dues and Storage Activities (the “Distributed Software”). Except as disclosed on Section 4.12 of the Seller Disclosure Schedule: (i) none of the Distributed Software constitutes, contains, or is dependent on any Open Source Software; (ii) none of the Distributed Software is subject to any contractual obligation that would require, based on Seller’s current use of the Distributed Software, Seller to divulge to any Person any source code or trade secret that is part of the Software; and
(iii)Seller has not used any Open Source Software that is Distributed Software in a manner that obligates Seller to disclose, make available, offer or deliver any portion of the source code of the Software to any Person. All use and distribution of any Open Source Software that is Distributed Software by Seller is in material compliance with the terms of the license under which such Open Source Software is licensed to Seller, including all copyright notice and attribution requirements.

4.13    Finders; Brokers. No agent, broker, Person or firm acting on behalf of Seller is, or shall be, entitled to any broker’s fees, finder’s fees or commissions from any of the Parties hereto, or from any of Seller’s Affiliates, in connection with this Agreement or any of the transactions contemplated hereby.

4.14    Exclusivity of Representations. The representations and warranties of Seller contained in this Article IV are the only representations and warranties made by Seller with respect to the Assets and Assumed Liabilities and in connection with the transactions contemplated herein and, for greater certainty and without limiting the generality of the foregoing, no other representation, warranty or condition, whether contractual or legal, and whether express or implied by Seller or construed by Purchaser, is made in connection with, arising out of or relating to the transactions contemplated by this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows as of the Closing Date:

5.1    Due Organization, Good Standing and Power of Purchaser. Purchaser is a limited liability company duly organized, validly existing and in good standing (or the equivalent thereof) under the Laws of the jurisdiction of its organization and has all requisite limited liability company power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

5.2	Authorization; Noncontravention.

(a)    Purchaser has the requisite limited liability company power and authority and has taken all limited liability company action necessary to execute and deliver this Agreement and all other instruments and agreements to be delivered by Purchaser as contemplated hereby, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser of this Agreement and all other instruments and agreements to be delivered by Purchaser as contemplated hereby, the consummation by it of the transactions contemplated hereby and the performance of its obligations hereunder have been duly authorized and approved by the requisite members and the board of managers of Purchaser. This Agreement and all other instruments and agreements to be executed and delivered by Purchaser as contemplated hereby have been duly executed and delivered by Purchaser. Assuming that Seller duly executes and delivers to Purchaser this Agreement and all other instruments and agreements to be delivered by Seller pursuant to this Agreement, this Agreement and all other instruments and agreements to be delivered by Purchaser pursuant to this Agreement will constitute a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as such enforcement may be limited by the Standard Exceptions.

(b)    The execution and delivery of this Agreement and all other instruments and agreements to be delivered by Purchaser as contemplated hereby do not, and the consummation of the transactions contemplated hereby and thereby will not, (i) conflict with any of the provisions of the articles of organization or operating agreement or equivalent charter documents of Purchaser, as amended to the date of this Agreement, (ii) conflict with or result in a material breach of, or constitute a material default under, or result in the acceleration of any material obligation or loss of any benefits under any Contract or other instrument by which Purchaser or any of its properties or assets are bound or (iii) contravene any Law or any Order applicable to Purchaser or by which any of its properties or assets are bound.

5.3    Consents and Approvals. No consent of or filing with any Governmental Entity or any other Person, must be obtained or made in connection with the execution and delivery of this Agreement by Purchaser or the consummation by Purchaser of the transactions contemplated by this Agreement.

5.4    Finders; Brokers. No agent, broker, Person or firm acting on behalf of Purchaser nor any of its officers, managers or Affiliates is or shall be entitled to any fee, commission or broker’s or finder’s fees in connection with this Agreement or any of the transactions contemplated hereby.

5.5    Availability of Funds; Solvency. Purchaser has sufficient immediately available funds in cash to pay the Purchase Price and all other amounts payable by Purchaser pursuant to this Agreement and to effect the transactions contemplated hereby. Purchaser has not incurred any obligation, commitment, restriction or Liability of any kind, and is not contemplating or aware of any obligation, commitment, restriction or Liability of any kind, which would impair or adversely affect such funding. Immediately after giving effect to the transactions contemplated hereby: (a) the fair saleable value (determined on a going concern basis) of the assets of Purchaser will be greater than the total amount of its Liabilities (whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed); (b) Purchaser will be able to pay its debts and obligations in the ordinary course of business as they become due; and (c) Purchaser will have adequate capital to carry on its business as presently conducted and all other businesses in which Purchaser is about to engage. In consummating the transactions contemplated hereby, Purchaser does not intend to hinder, delay or defraud any present or future creditors of Purchaser.

5.6	Capitalization.

(a)    Purchaser. Immediately following the Closing, the ownership of Purchaser shall be as set forth in Schedule A to the Operating Agreement. All of the outstanding Class A Preferred Units, Class B Preferred Units, the Redeemable Preferred Units and PI Units (each as defined in the Operating Agreement; collectively, the “Units”) of Purchaser are, and immediately after the Closing shall be, duly and validly issued, fully paid, and non-assessable. Except as set forth in: (i) this Agreement, (ii) the Operating Agreement, and (iii) the Redeemable Preferred Unit Award Agreement executed by and between Priority Integrated Partner Holdings, LLC, a Delaware limited liability company (“PIPH”) evidencing the issuance of one Redeemable Preferred Unit to PIPH as of the Closing, there are no options, warrants, subscriptions, calls, convertible securities, or other rights, agreements, arrangements or commitments relating to the Units or obligating Purchaser to issue or sell any Units of, or any other equity interest in, Purchaser. Except as set forth in the Operating Agreement, there are no outstanding contractual obligations of Purchaser to repurchase, redeem, or otherwise acquire any Units or make any investment (in the form of a loan, capital contribution, or otherwise) in any other Person.

(b)    Parent and Affiliates. Immediately following the Closing, (i) PIPH shall own 750,000 Class A Preferred Units and one Redeemable Preferred Unit of Purchaser; (ii) Priority Payment Systems Holdings, LLC, a Georgia limited liability company, shall own 100% of the membership interest of PIPH; (iii) Priority Holdings, LLC, a Delaware limited liability company, shall own 100% of the membership interest of Priority Payment Systems Holdings, LLC; and (iv) Parent shall own 100% of the membership interest of Priority Holdings, LLC, a Delaware limited liability company.

5.7    Compliance with Laws. Purchaser is currently conducting and has, for the previous three years, conducted its business in material compliance with all Laws and Orders applicable to Purchaser, its properties and assets. Purchaser has not received any warning letters, notices of adverse findings, or similar documents in writing that assert a lack of substantial compliance with any applicable Laws, Orders, or regulatory requirements and there is no pending or, to the knowledge of Purchaser, threatened regulatory action, investigation or inquiry of any sort against Purchaser.

5.8    Title to Assets. Purchaser has good and marketable title to all of its tangible assets and properties, free and clear of all Liens, other than Permitted Liens or Liens to be released immediately prior to the Closing or Liens arising from (a) the Credit and Guaranty Agreement, dated as of January 3, 2017 (as amended, extended, renewed, restated, amended and restated, supplemented, restructured, refinanced or otherwise modified from time to time), among Priority Payment Systems Holdings LLC, Pipeline Cynergy Holdings, LLC and Priority Institutional Partner Services LLC, the other Credit Parties (as defined therein) party thereto from time to time, the lenders party thereto from time to time, and SunTrust Bank, as Administrative Agent, as Collateral Agent, an Issuing Bank and the Swing Line Lender, or (b) the Credit and Guaranty Agreement, dated as of January 3, 2017 (as amended, extended, renewed, restated, amended and restated, supplemented, restructured, refinanced or otherwise modified from time to time), among Priority Holdings, LLC, the other Credit Parties (as defined therein) party thereto from time to time, the lenders party thereto from time to time, and Goldman Sachs Specialty Lending Group, L.P., as Administrative Agent.

5.9    Litigation. There is no Action pending or, to the knowledge of Purchaser, threatened, against Purchaser in respect of its assets or properties. Purchaser is not subject to any Order which materially restricts the operation of its business as currently conducted.

5.10    Financial Statements. Purchaser has provided to Seller a copy of any available unaudited financial statements of Purchaser for the period beginning on July 2, 2018 and ending on December 31, 2018 (the “Purchaser Financial Statements”). The Purchaser Financial Statements fairly and accurately present, in all material respects, the results of operations and financial condition of Purchaser for the periods covered thereby. The Purchaser Financial Statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated. Except as set forth in the Purchaser Financial Statements, Purchaser has no material liabilities or obligations, contingent or otherwise, other than (a) liabilities incurred in the ordinary course of business subsequent to December 31, 2018; (b) obligations under contracts and commitments incurred in the ordinary course of business; and (c) liabilities and obligations of a type or nature not required under GAAP to be reflected in the Purchaser Financial Statements, which, in all such cases, individually and in the aggregate would not have a material adverse effect on Purchaser.

5.11	Tax Matters.

(a)    Purchaser has timely filed or caused to be timely filed with the appropriate taxing authorities all returns, statements, forms and reports for Taxes required to have been filed under applicable law.

(b)    All Taxes and Tax Liabilities required to have been paid by Purchaser have been timely paid. There are no unpaid Taxes in any amount due or claimed to be due by a Governmental Entity of any jurisdiction and, to the knowledge of Purchaser, no basis exists for any such claim in each case which could reasonably be expected to give rise to a Lien on its assets. No Tax audit of Purchaser is in process or, to the knowledge of Purchaser, threatened or contemplated, and Purchaser has not received a notice of assessment from any Governmental Entity indicating that a Tax assessment or recalculation of any Taxes in any Tax Return previously filed. No Tax examination or audit by any Governmental Entity is currently in progress or, to the knowledge of Purchaser, is threatened or contemplated. Purchaser has not been informed by any Governmental Entity in any jurisdiction that such Governmental Entity believes that Purchaser was required to file any Tax Return that was not filed by Purchaser. Purchaser has not waived any statute of limitations with respect to Taxes or Tax Return or agreed to an extension of time with respect to a Tax deficiency or assessment. There are no Liens for Taxes with respect to, in connection with, or related to any asset held by Purchaser.

(c)    Purchaser has withheld and paid over to the appropriate taxing authority all material Taxes that Purchaser is required to withhold from amounts paid or owing to any employee, independent contractor, member, equity holder, creditor or any other Person (and Purchaser has complied with all reporting and record keeping requirements related thereto, including filing Forms W-2 and 1099 (or other applicable forms)).

5.12    Certain Transactions. Other than (a) standard employee Contracts and benefits generally made available to all employees, (b) standard consulting Contracts, and (c) the Working Capital Line (as defined in the Operating Agreement), the Operating Agreement and the contracts set forth in Section 14.17 of the Operating Agreement, there are no material Contracts between Purchaser and any of its Affiliates, officers, managers, consultants or key employees, or any Affiliate thereof. Purchaser is not indebted, directly or indirectly, to any of its managers, officers or employees or to their respective spouses or children or to any Affiliate of any of the foregoing, other than in connection with expenses or advances of expenses incurred in the ordinary course of business or employee relocation expenses and for other customary employee benefits made generally available to all employees.

5.13    Exclusivity of Representations. The representations and warranties made by Purchaser in this Article V are the exclusive representations and warranties made by Purchaser. Purchaser hereby disclaims any other express or implied representations or warranties with respect to itself.

ARTICLE VI COVENANTS

6.1	Confidentiality. Until the date that is two years after the date hereof, Seller shall, and shall use commercially reasonable efforts to cause its Affiliates to, hold in confidence and not disclose to any Person other than Seller’s legal, tax, accounting, banking or other professional advisers, the Confidential Information. If Seller or any of its Affiliates or Representatives are compelled to disclose any Confidential Information by judicial or administrative process or by other requirements of Law or any securities exchange or trading market, Seller shall notify Purchaser and shall disclose only that portion of such Confidential Information which Seller is advised by its counsel (including in-house counsel) is legally required to be disclosed. Seller shall cooperate with Purchaser, at Purchaser’s sole expense, to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such Confidential Information. The provisions of this Section 6.1 shall not apply to any information or data used exclusively in the operation of the Excluded Assets or relating to the Excluded Liabilities.

6.2    Public Announcements. No Party shall, and the Parties shall cause their respective Affiliates not to, make any public announcements in respect of this Agreement or the transactions contemplated hereby without the prior written consent of the other Party after review of such press release or announcement, except as may be required by Law or by any listing agreement with a securities exchange or trading market and then only to the extent so required and after giving the other Party hereto an opportunity to review and comment on such disclosure, which comments the announcing Party shall consider in good faith. Notwithstanding the foregoing and notwithstanding Section 6.1, the Parties and their respective Affiliates may disclose the terms of this Agreement, the financial results obtained or the terms of any of the contemplated transactions (a) to their Representatives, (b) to their Affiliates’ investors (whether existing or future), limited partners, members, and equity holders in connection with their respective fund raising, marketing, informational, reporting activities and other ordinary course activities,
(c)to any of their Affiliates, auditors, attorneys, or financing sources, or (d) to any bona fide prospective purchaser of the equity or assets of Seller or its Affiliates, in each case subject to a duty of confidentiality at least as restrictive as that provided hereunder.

6.3	Post-Closing Access to Records; Reporting Obligations; Personnel; Litigation Support.

(a)    For a period of six years after the Closing Date, Purchaser shall retain the books and records included in the Assets, and upon reasonable notice, afford Seller reasonable access (including the right to make, at Seller’s expense, photocopies), during normal business hours, to such books and records in connection with an audit, accounting, Tax, litigation, securities disclosure, or other similar need or any other reasonable legal or business purpose.

(b)    Notwithstanding the foregoing, any and all such records may be destroyed by Purchaser during the period beginning on the Closing Date and continuing for six years thereafter if Purchaser sends to Seller written notice of its intent to destroy such records, specifying in reasonable detail the contents of the records to be destroyed, unless Seller or its Affiliate notifies Purchaser in writing that it desires to obtain possession of such records within 60 days following the date of delivery of such notice, in which event Purchaser shall transfer the records to Seller or its Affiliate.

(c)    If and for so long as a Party actively is contesting or defending against any action, claim, lawsuit, demand, inquiry, hearing, investigation, notice of a violation or noncompliance, litigation, proceeding, arbitration, appeal or other dispute, brought by a third party in connection with (i) this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Assets, the Assumed Liabilities or the Excluded Liabilities, the non-contesting or non-defending Party shall reasonably cooperate with the contesting or defending Party and its counsel, at the contesting or defending Party’s expense.

(d)    Seller agrees to take commercially reasonable efforts to enforce, at Purchaser’s request and sole expense, on Seller’s own behalf and for the benefit of Purchaser, all rights of Seller related to restrictive covenants (e.g., nondisclosure, confidentiality, noncompete, and nonsolicitation rights) contained in any Contracts of Seller related to the Rent, Dues and Storage Activities to the extent such rights are not transferred or assigned to Purchaser pursuant to or in connection with this Agreement.

(e)    Seller and Purchaser shall reasonably cooperate, as and to the extent reasonably requested by the other Party, in connection with the preparation of audited financial statements and related financial and other disclosures that may be required to be included in any registration statement or report filed by the other Party under federal securities Laws pertaining to the Assets or any portion thereof. Such cooperation shall be at the sole cost and expense of the requesting Party and shall include the retention and (upon the other Party’s request) the prompt provision of records and information to the extent the records and information are reasonably relevant to any such audited financial statements and related financial and other disclosures and making employees available on a mutually convenient basis during normal business hours to provide additional information and explanation of any material provided hereunder. Notwithstanding the foregoing, neither Party shall be required to (i) indemnify or commit to any obligation with respect to any such audit or cooperation, except for customary authorization letters, (ii) pay, or agree to pay, any fees or incur any other costs, expenses, or Liabilities, (iii) waive or amend any provision of any Contract or take any action in violation of any Law or Contract, (iv) take any action that would reasonably be expected to result in the loss of any attorney-client privilege, work-product doctrine, or other applicable legal privilege, or (v) disclose any information that is not directly related to the Assets or that is otherwise confidential or that has competitive value.

(f)    Seller shall provide to the individuals designated by Purchaser on Exhibit A reasonable access, subject to Seller’s defined security policies (to the extent that such security policies permit reasonable access), to all logins and passwords used on the date hereof reasonably necessary to access the Assets.

6.4	Tax Matters. With respect to the Assets and the Rent, Dues and Storage Activities:

(a)    All stamp, transfer, documentary, sales and use, value added, registration and other such taxes and fees (including any penalties and interest) incurred in connection with this Agreement or the Purchase (collectively, the “Transfer Taxes”) shall be borne in equal parts by Seller and by Purchaser. Seller and Purchaser shall cooperate in the filing of all Tax Returns related to any Transfer Tax and Seller and Purchaser shall each provide to the other evidence of payment of its portion of Transfer Taxes.

(b)    All ad valorem and personal property Taxes with respect to the ownership of the Assets that relate to the Overlap Period shall be apportioned between Seller and Purchaser as follows on a per diem basis beginning on the day following the Effective Date. Seller shall be liable for Taxes with respect to the ownership of the Assets that are attributable to all Pre-Effective Date Periods. Purchaser shall be liable for Taxes with respect to the ownership of the Assets that are attributable to all post-Effective Date periods.

(c)    Seller and Purchaser shall cooperate fully, as and to the extent reasonably requested by the other, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon a Party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

6.5    Domain Names. Seller is the owner, whether directly or through a proxy, of the Domain Name registrations that are identified in Section 2.2(d) of the Seller Disclosure Schedule, each of which is registered with the accredited domain name registrar (each, a “Registrar”) as set forth on Section 2.2(d) of the Seller Disclosure Schedule. Seller shall take all action reasonably requested by Purchaser and necessary to consent irrevocably and to authorize each Registrar to transfer all rights in the Domain Names to Purchaser. Seller shall also cooperate fully with Purchaser and each Registrar of the Domain Names to facilitate the filing and processing of all forms and other formalities (including changing passwords, user names, and internet provider addresses) necessary to complete the transfer of the Domain Name registrations.

6.6	Parent Guarantee of Purchaser Indemnification Obligations

(a)    Parent hereby unconditionally and irrevocably guarantees to Seller the due and punctual payment and performance by Purchaser (and any permitted assignees thereof) of Purchaser’s indemnification obligations under Article VII, if any, and all costs of collection and expenses, including reasonable attorneys’ fees, incurred by Seller in enforcing the terms of this Section 6.6 (the “Purchaser Guaranteed Obligations”). The foregoing sentence is an absolute, unconditional and continuing guaranty of the full and punctual discharge and performance of the Purchaser Guaranteed Obligations, and is a guaranty of payment, not collection. Notwithstanding anything to the contrary contained in this Agreement, the Parties agree that Seller may resort first to Parent to enforce the Purchaser Guaranteed Obligations.

(b)    Parent represents and warrants to Seller as follows: (i) Parent is a corporation duly formed, validly existing and in good standing under the under the Laws of the jurisdiction of its organization and has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations under this Section 6.6; (ii) the execution, delivery and performance of this Agreement by Parent has been duly authorized by all necessary organizational action, and no other proceedings or actions on the part of Parent is necessary therefor; (iii) this Agreement constitutes the legal, valid and binding obligations of Parent and is enforceable against Parent in accordance with its terms, subject to the Standard Exceptions; and (iv) the execution, delivery or performance by Parent of this Agreement will not contravene, conflict with or result in a violation of Parent’s certificate of incorporation, bylaws, or any Laws or Contracts to which Parent is subject or bound.

(c)    This guarantee shall not be impaired whatsoever by any modification or other alteration of any of the Purchaser Guaranteed Obligations, including the modification or amendment (whether material or otherwise) of any obligation of Parent or Purchaser under this Agreement. The liability of Parent is direct and unconditional and may be enforced without requiring Seller first to resort to any other right, remedy or security. Parent hereby waives any notice of acceptance; presentment and protest of any instrument, and notice thereof; notice of default; and all other notices to which each might otherwise be entitled.

6.7    Further Assurances. From time to time after the Closing Date, each Party hereto shall, at the reasonable request of any other Party hereto, execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions, as such Party may reasonably request to consummate the transactions contemplated by this Agreement and to permit Purchaser to timely comply with all legal and regulatory requirements, including rules of the U.S. Securities and Exchange Commission (e.g., in preparing and auditing any financial statements, related footnotes and disclosures, at Purchaser’s sole expense, as related to the Assets), following the Closing Date, including executing and delivering such assignments, deeds, bills of sale, consents and other documents and instruments as such Party or its counsel may reasonably request.

ARTICLE VII SURVIVAL; INDEMNIFICATION

7.1	Survival of Representations and Warranties. Subject to Section 7.4(a), the respective representations and warranties of Seller and Purchaser contained in this Agreement shall survive the Closing until the date that is 18 months following the Closing Date, except that the representations and warranties contained in (a) (i) Section 4.1 (Due Organization, Good Standing), Section 4.2(a) (Authorization; Noncontravention), Section 4.4(b) (Financial Statements – Affiliate Commissions Report) and Section 4.6 (Title to Assets) (the “Seller Fundamental Representations”), and (ii) Section 5.1 (Due Organization, Good Standing and Power of Purchaser), Section 5.2(a) (Authorization; Noncontravention) and Section 5.5 (Availability of Funds; Solvency) (the “Purchaser Fundamental Representations” and together with the Seller Fundamental Representations, the “Fundamental Representations”) shall survive the applicable statute of limitations, and (b) Section 4.9 (Tax Matters) shall survive the Closing until the date that is 60 days after the date the applicable statutes of limitations with respect to the liabilities in question expire (after giving effect to any extensions or waivers thereof). The indemnification under Sections 7.2(c), 7.2(d) and 7.2(e) survive the applicable statute of limitations. Each covenant and other agreement of Purchaser or Seller hereunder shall survive for the period specified with respect to such covenant, and if no period is specified, until fully performed.

7.2    Indemnification by Seller. Subject to the limitations set forth in this Article VII, Seller agrees to and shall indemnify Purchaser and each of its Representatives and Affiliates (the “Purchaser Indemnitees”) and save and hold each of them harmless from and against any and all Losses suffered, incurred or paid by them as a result of or arising out of:

(a)    any breach of any representation or warranty of Seller contained in Article IV (other than any Seller Fundamental Representation);

(b)    any breach of any Seller Fundamental Representation or any covenant or agreement by Seller contained in this Agreement;

(c)    without duplication, any Taxes attributable to Seller or to the Assets with respect to any Pre-Effective Date Period;

(d)	any Excluded Liability; or

(e)	Fraud or willful breach of this Agreement by Seller or any of its Representatives or Affiliates.

7.3    Indemnification by Purchaser. Subject to the limitations set forth in this Article VII, Purchaser agrees to and shall indemnify Seller and each of its Representatives and Affiliates (the “Seller Indemnitees”) and save and hold each of them harmless from and against any and all Losses suffered, incurred or paid by them as a result of or arising out of:

(a)    any breach of any representation or warranty of Purchaser contained in Article V (other than any Purchaser Fundamental Representation);

(b)    any breach of any Purchaser Fundamental Representation or any covenant or agreement by Purchaser contained in this Agreement;

(c)	any Assumed Liability;

(d)	without duplication, any Taxes attributable to the Assets with respect to any post-
Effective Date period; or

(e)    Fraud or willful breach of this Agreement by Purchaser or any of its Representatives or Affiliates.

7.4    Limitation on Indemnification. Notwithstanding anything to the contrary contained in this Agreement:

(a)    No Person shall be liable for any claim for indemnification under this Article VII unless a Claim Certificate is delivered by the Person seeking indemnification to the Person from whom indemnification is sought prior to the expiration of the applicable survival period, in which case the representation, warranty, covenant or agreement which is the subject of such claim shall survive until such claim is resolved, whether or not the amount of the Losses resulting from such breach has been finally determined at the time the notice is given and whether or not the applicable survival period would have expired but for this sentence.

(b)    Neither Seller nor Purchaser, as the case may be, shall be liable for any claim for indemnification pursuant to Section 7.2(a) or Section 7.3(a), as the case may be, unless the aggregate amount of Losses on a cumulative basis which may be recovered from Seller or Purchaser, as the case may be, equals or exceeds $500,000 (the “Deductible”), in which case, subject to the other limitations herein, Seller or Purchaser, as the case may be, shall only be liable for the aggregate amount of Losses in excess of the amount of the Deductible.

(c)    The maximum aggregate liability of Seller pursuant to (i) Section 7.2(a) shall not exceed (A) an amount in cash equal to $[*] (the “Cash Cap”) plus (B) a forfeiture of such number of Seller’s Class B Preferred Units in an amount up to $[*] based on the Fair Market Value (as defined in the Operating Agreement) of such Class B Preferred Units at the time of the delivery of the applicable Claim Certificate(s) pursuant to the provisions of Section 7.6 (the “Equity Forfeiture Cap”); provided, however, that any amounts due to Purchaser pursuant to the provisions of this Article VII shall be offset first against the Cash Cap, and only upon exhaustion thereof, the Equity Forfeiture Cap; and (ii) Section 7.2(b) through (e) of this Agreement shall not exceed an amount equal to the Purchase Price actually received by Seller. Notwithstanding anything to the contrary in this Agreement, the aggregate amount of all Losses that may be recovered from Seller by Purchaser Indemnitees under this Agreement shall not exceed (x) an amount equal to the Purchase Price actually received by Seller plus (y) the forfeiture of the Class B Preferred Units actually received by Seller pursuant to the Award Agreement, valued at the Fair Market Value at the time of the delivery of the applicable Claim Certificate(s) pursuant to the provisions of Section 7.6.

7.5    Losses Net of Insurance, etc. The amount of any Loss for which indemnification is provided under Section 7.2 or Section 7.3 shall be net of any insurance proceeds received as an offset against such Loss (a “Collateral Source”). If the amount to be netted hereunder in connection with a Collateral Source from any payment required under Section 7.2 or Section 7.3 is received after payment by the Indemnifying Party of any amount otherwise required to be paid to an Indemnified Party pursuant to this Article VII, the Indemnified Party shall repay to the Indemnifying Party, promptly after such receipt, any amount that the Indemnifying Party would not have had to pay pursuant to this Article VII had such receipt occurred at the time of such payment. Each Party shall use commercially reasonable efforts to mitigate Losses for which it intends to seek indemnification hereunder. The party seeking indemnification under this Article VII shall not be entitled to recover any Losses relating to any matter arising under one provision of this Agreement to the extent that such party has already recovered such Losses with respect to such matter pursuant to other provisions of this Agreement.

7.6	Indemnification Procedure.

(a)    In the event any Person incurs Losses to which it is entitled to indemnification pursuant to Section 7.2 or Section 7.3, as applicable, including any claim by a Person described in Section
7.7    (an “Indemnified Party”) that might give rise to indemnification hereunder, the Indemnified Party shall, during the applicable survival period set forth in Section 7.1, deliver a certificate (a “Claim Certificate”) to the party from which indemnification is sought (the “Indemnifying Party”), which Claim Certificate shall:

(i)state that the Indemnified Party has paid or anticipates, in good faith, it will incur Losses for which such Indemnified Party is entitled to indemnification pursuant to this Agreement, together with a good faith estimate thereof to the extent known; and

(ii)specify in reasonable detail the nature of the misrepresentation, breach of warranty, breach of covenant or claim to which the Losses such Indemnified Party claims to be entitled hereunder relate together with reference to the applicable representation or warranty or covenant hereunder.

Notwithstanding the foregoing, the failure to so notify the Indemnifying Party during the applicable survival period set forth in Section 7.1 shall not affect the Indemnified Party’s right to indemnification hereunder except to the extent the Indemnifying Party was materially prejudiced thereby.

(b)    The Indemnified Party making the claim shall only be required to state what is required in subsections (i) and (ii) above and shall not be required to admit or deny the validity of the facts or circumstances out of which such claim arose.

(c)    The Indemnifying Party and the Indemnified Party shall, within the 60-day period beginning on the date of receipt by the Indemnifying Party of a Claim Certificate, attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims set forth in the Claim Certificate. If the Indemnified Party and the Indemnifying Party reach agreement on their respective rights with respect to any of such claims, the Indemnified Party and the Indemnifying Party shall promptly prepare and sign a memorandum setting forth such agreement. Should the Indemnified Party and the Indemnifying Party not agree as to any particular item or items or amount or amounts within such time period, then the Indemnified Party shall be permitted to submit such dispute to the courts set forth in Section 8.8.

(d)    Claims for Losses covered by a memorandum of agreement of the nature described in Section 7.6(c) and claims for Losses, including Third-Party Claims, the validity and amount of which have been the subject of judicial determination as described in Sections 7.6(c) and 8.8 or shall have been settled with the consent of the Parties are hereinafter referred to, collectively, as “Agreed Claims”. Within 10 Business Days of the determination of the amount of any Agreed Claim, subject to the limitations on liability herein, the Indemnifying Party shall pay to the Indemnified Party an amount equal to the Agreed Claim by wire transfer in immediately available funds to the bank account or accounts designated by the Indemnified Party in a notice to the Indemnifying Party.

7.7	Third-Party Claims.

(a)    If a claim by a third party (a “Third-Party Claim”) is made against any Indemnified Party, and if such party intends to seek indemnity with respect thereto under this Section 7.7, such Indemnified Party shall promptly notify the Indemnifying Party of such Third-Party Claim and provide a Claim Certificate in connection therewith, provided that the failure to promptly notify the Indemnifying Party shall not affect the Indemnified Party’s right to indemnification hereunder except to the extent the Indemnified Party was materially prejudiced thereby. The Indemnifying Party shall have 30 days after receipt of such notice to assume the conduct and control, at the expense of the Indemnifying Party, through counsel of its choosing which is reasonably acceptable to the Indemnified Party, of the settlement or defense of such Third-Party Claim and the Indemnified Party shall cooperate with the Indemnifying Party in connection therewith; provided, that the Indemnifying Party shall permit the Indemnified Party to participate in such settlement or defense through counsel chosen by such Indemnified Party; provided, that the fees and expenses of such counsel shall be borne by such Indemnified Party. The Indemnifying Party shall not be entitled to assume control of such defense and, subject to the limitations on liability herein, shall pay the reasonable fees and expenses of counsel retained by the Indemnified Party if (i) such Third- Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation that constitutes a breach of any representation or warranty of the Indemnifying Party hereunder; (ii) such Third-Party Claim seeks an injunction against the Indemnified Party; (iii) the Indemnified Party has been advised by counsel that a reasonable likelihood exists of a conflict of interest between the Indemnifying Party and the Indemnified Party (other than a conflict arising out of this Agreement); or (iv) upon petition by the Indemnified Party, the appropriate court rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend such Third-Party Claim. Notwithstanding any other provision of this Agreement, with respect to any claim with respect to Taxes, Seller shall have the right to control such claim at its sole expense if, but only if, such claim relates solely to Taxes (x) attributable to the Assets with respect to any Pre-Effective Date Period or (y) imposed on Seller.

(b)    Any Indemnified Party shall have the right to employ separate counsel in any such action or claim and to participate in the defense of such Third-Party Claim, but the fees and expenses of such counsel shall not be at the expense of the Indemnifying Party unless (i) the Indemnifying Party shall have failed, or is not entitled, to assume the defense of such Third-Party Claim in accordance with Section 7.7(a) and such Third-Party Claim constitutes a breach of any representation or warranty of the

Indemnifying Party hereunder, or (ii) the employment of such counsel has been specifically authorized in writing by the Indemnifying Party. So long as the Indemnifying Party is reasonably contesting in good faith any Third-Party Claim that such Indemnifying Party has assumed the settlement or defense of, the Indemnified Party shall not pay or settle any such Third-Party Claim, unless otherwise consented to by the Indemnifying Party.

(c)    If the Indemnifying Party does not notify the Indemnified Party within 30 days after the receipt of the Indemnified Party’s notice of a Third-Party Claim of indemnity hereunder that it elects to undertake the defense thereof, the Indemnified Party shall have the right to settle the Third-Party Claim but shall not thereby waive any right to indemnity therefor pursuant to this Agreement and any such settlement shall not be determinative of the amount or existence of any Losses under this Article VII.

(d)    The Indemnifying Party shall not, except with the consent of the Indemnified Party (not to be unreasonably withheld or delayed), enter into any settlement that does not include, as an unconditional term thereof, an unconditional release from all liability by the Person or Persons asserting such Third-Party Claim to all Indemnified Parties with respect to such Third-Party Claim or consent to entry of any judgment.

(e)    The Indemnifying Party and the Indemnified Party shall cooperate with each other in all reasonable respects in connection with the defense of any Third-Party Claim, including making available records relating to such Third-Party Claim and furnishing such employees of the Indemnified Party as may be reasonably necessary for the preparation of the defense of any such Third-Party Claim or for testimony as witnesses in any proceeding relating to such Third-Party Claim.

7.8    Tax Treatment of Indemnities. Indemnity payments under this Article VII shall be treated as adjustments to the Purchase Price for all federal, state, local and foreign Tax purposes, and the Parties agree to file their Tax Returns accordingly.

7.9    Offset. The Parties Agree that, in addition to all other remedies available under this Agreement, at law, in equity, or otherwise, any amounts due to Seller by Purchaser pursuant to this Agreement may be reduced by any and all amounts of Agreed Claims due by Seller to Purchaser.

7.10    Materiality Scrape. The representations and warranties contained in this Agreement will be deemed to have been made without any qualifications as to materiality, material adverse effect, specified dollar thresholds, or similar qualifiers for purposes of determining the amount of Losses indemnifiable under this Article VII but not for purposes of determining if there is a breach of such representations and warranties.

7.11    Exclusive Remedies. Except with respect to the remedies described in Section 8.10 and except for Fraud with respect to the representations and warranties in this Agreement or willful breach of the covenants in this Agreement, the Parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims arising from this Agreement shall be pursuant to the indemnification provisions set forth in this Article VII. The Parties may not avoid the limitations on liability, recovery and recourse set forth in this Article VII by seeking damages for breach of contract, tort or pursuant to any other theory of Liability. Except as provided in Section 8.10 and except for Fraud with respect to the representations and warranties in this Agreement or willful breach of the covenants in this Agreement, each of the Parties hereby waives and releases the other Parties from any right to recover any damages, Losses or Liabilities in connection with this Agreement, other than pursuant to the indemnification provisions set forth in Article VII. The Parties agree that they would not have entered into this Agreement but for the releases and waivers set forth in this Section 7.11. For the avoidance of doubt, nothing in this Section 7.11 is intended to, or shall, limit in any party in any way from seeking remedies under any agreements entered into in connection with this Agreement.

ARTICLE VIII MISCELLANEOUS

8.1	Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the Purchase and the transactions contemplated hereby will be paid by the Party incurring such costs and expenses. In the event of any litigation, arbitration or similar proceeding, the non-prevailing party shall pay the reasonable fees and expenses of the prevailing party’s outside attorneys in connection with such litigation, arbitration or other proceeding.

8.2    Extension; Waiver. Any agreement on the part of any Party to any extension of the time for performance or any covenant or agreement or the waiver of any provisions hereof shall be valid only if set forth in an instrument in writing signed by or on behalf of such Party and referencing such extension or waiver. No failure or delay on the part of any Party hereto in the exercise of any right hereunder shall impair such right or be construed as a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right.

8.3    Notices. Except as otherwise provided herein, all notices, requests, claims, demands, waivers and other communications hereunder shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by email (with return email acknowledgement or read-receipt) to the respective parties as follows (or, in each case, as otherwise notified by any of the Parties hereto) and shall be effective and deemed to have been given (a) immediately upon receipt of email acknowledgement or read-receipt, when sent by email between 9:00 A.M. and 6:00 P.M. (in New York, New York) on any Business Day (and when sent outside of such hours, at 9:00 A.M. (in New York, New York) on the next Business Day), and (b) when received if delivered by hand or overnight courier service or certified or registered mail on any Business Day:

(i)	If to Seller, to: YapStone, Inc.
2121 North California Boulevard, Suite 400 Walnut Creek, CA 94596
Attention: David E. Durant, General Counsel

with a copy (which shall not constitute notice or service of process) to: Fenwick & West LLP
801 California Street, Mountain View, CA 94041
Attention: Michael Brown; David Michaels

(i)    If to Parent or Purchaser, to:

Priority Real Estate Technology, LLC 2001 Westside Parkway, Suite 155
Alpharetta, Georgia 30004
Attention: Chris Prince, General Counsel

with a copy (which shall not constitute notice or service of process) to: Maynard Cooper & Gale PC
1901 Sixth Avenue North 2400 Regions Harbert Plaza Birmingham, Alabama 35203 Attention: Michel M. Marcoux

Notices sent by multiple means, each of which is in compliance with the provisions of this Agreement will be deemed to have been received at the earliest time provided for by this Agreement. Any Party from time to time may change its address, facsimile number, email, or other information for the purpose of notices to that Party by giving notice specifying such change to the other Parties hereto in accordance with this Section 8.3.

8.4    Entire Agreement. This Agreement, together with the Exhibits hereto, the other agreements referenced herein, and the Seller Disclosure Schedule, contains the entire understanding of the Parties hereto with respect to the subject matter contained herein and supersedes all prior agreements and understandings, oral and written, with respect thereto.

8.5    Binding Effect; Benefit; Assignment. This Agreement shall inure to the benefit of and be binding upon the Parties hereto. Except with respect to Article VII hereof, which shall inure to the benefit of each Purchaser Indemnitee and Seller Indemnitee, all of whom are intended as express third-party beneficiaries thereof, no other Person not party to this Agreement shall be entitled to the benefits of this Agreement. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto without the prior written consent of the other Parties; provided, that, Purchaser may assign its rights, interests and obligations hereunder collaterally for the purpose of securing any financing for the transactions contemplated hereby. Any attempted assignment in violation of this Section 8.5 will be void.

8.6    Amendment and Modification. This Agreement may not be amended except by a written instrument executed by all Parties to this Agreement.

8.7    Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument. Signed counterparts of this Agreement may be delivered by facsimile, Docu-Sign or by scanned
.pdf image, and such signed counterparts shall be deemed originals for all purposes.

8.8    Applicable Law; Submission to Jurisdiction; Consent to Service of Process. THIS AGREEMENT AND THE LEGAL RELATIONS BETWEEN THE PARTIES HERETO SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO THE CONFLICT OF LAWS RULES THEREOF. THE STATE OR FEDERAL COURTS LOCATED IN NEW YORK CITY, NEW YORK SHALL HAVE EXCLUSIVE

JURISDICTION OVER ANY AND ALL DISPUTES BETWEEN THE PARTIES HERETO, WHETHER IN LAW OR EQUITY, ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE AGREEMENTS, INSTRUMENTS AND DOCUMENTS CONTEMPLATED HEREBY AND THE PARTIES CONSENT TO AND AGREE TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS. EACH OF THE PARTIES HERETO HEREBY WAIVES AND AGREES NOT TO ASSERT IN ANY SUCH DISPUTE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (A) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS, (B) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS OR (C) ANY LITIGATION OR OTHER PROCEEDING COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM. CONSISTENT WITH THE FOREGOING, EACH OF THE PARTIES HERETO AGREES THAT IT WILL NOT BRING OR SUPPORT ANY ACTION AGAINST, OR IN ANY WAY RELATING TO, THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT IN ANY FORUM OTHER THAN EXCLUSIVELY IN THE STATE OR FEDERAL COURTS LOCATED IN NEW YORK CITY, NEW YORK; PROVIDED THAT NOTHING IN THIS SECTION 8.8 SHALL PROHIBIT A PARTY FROM ENFORCING A JUDGMENT OR ORDER IN ANY JURISDICTION IN THE WORLD. AS A METHOD OF SERVICE, EACH PARTY HEREBY IRREVOCABLY CONSENTS TO THE SERVICE OF ANY AND ALL PROCESS IN ANY ACTION BROUGHT IN ANY STATE OR FEDERAL COURTS IN THE STATE OF NEW YORK BY THE DELIVERIES OF COPIES OF SUCH PROCESS TO SUCH PARTY AT ITS RESPECTIVE ADDRESS SET FORTH IN SECTION 8.3 HEREOF OR BY CERTIFIED MAIL DIRECT TO SUCH ADDRESS.

8.9    Severability. If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be illegal, invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party hereto, and, upon such a determination, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties hereto as closely as possible in a reasonably acceptable manner in order that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

8.10    Specific Enforcement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or threatened to be breached and that an award of money damages would be inadequate in such event. Accordingly, it is acknowledged that the Parties shall be entitled to equitable relief, without proof of actual damages, including an Order for specific performance to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity as a remedy for any such breach or threatened breach. Each Party further agrees that neither the other Parties nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.10, and each Party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

8.11    Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES, AND SHALL CAUSE ITS AFFILIATES TO WAIVE, ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

8.12    Rules of Construction. The Parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and have participated jointly in the drafting of this

Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

8.13    Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of Seller or its Affiliates shall have any liability for any obligations or Liabilities of Seller under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

8.14    Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

[Signature Page Follows]

IN WITNESS WHEREOF, Purchaser and Seller have caused this Asset Purchase and Contribution Agreement to be duly executed by their respective officers thereunto duly authorized, all as of the date first above written.

PURCHASER:

PRIORITY REAL ESTATE TECHNOLOGY, LLC,
a Delaware limited liability company

By:	/s/ Thomas C. Priore
Name:	Thomas C. Priore
Title:	Chairman and CEO

SELLER:

YAPSTONE, INC.,
a Delaware corporation

By:	/s/ David Weiss
Name:	David Weiss
Title:	President

IN WITNESS WHEREOF, the undersigned has executed or caused to be duly executed, as applicable, by its officers thereunto duly authorized and is joining this Asset Purchase and Contribution Agreement solely for the purposes of Section 6.6, Section 8.5, Section 8.8, Section 8.11 and Section 8.12
thereof, all as of the date first written above.

PRIORITY TECHNOLOGY HOLDINGS, INC.,
a Delaware corporation

By:	/s/ Thomas C. Priore
Name:	Thomas C. Priore
Title:	Chairman and CEO